UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                               (Amendment No.5)

                         Amarillo Mesquite Grill, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                023014 10 3
                               (CUSIP Number)

                             December 31, 2001
             Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       ___ Rule 13d-1(b)
       ___ Rule 13d-1(c)
        X  Rule 13d-1(d)






                                Page 1 of 5 Pages
                                  SCHEDULE 13G

CUSIP No. 023014 10 3                                       Page 2 of 5 Pages

1)      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               Alan L. Bundy

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  /   /
              (b)  / X /

3)      SEC USE ONLY

4)      CITIZENSHIP OR PLACE OR ORGANIZATION

              United States

5)      SOLE VOTING POWER

              997,810(includes vested options to purchase 281,950 shares and 20,200 shares owned by minor children)



NUMBER OF SHARES             6) SHARED VOTING POWER
BENEFICIALLY OWNED                        0
BY EACH REPORTING
PERSON WITH                  7) SOLE DISPOSITIVE POWER
                                    997,810

                             8) SHARED DISPOSITIVE POWER
                                          0

9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              997,810 (includes vested options to purchase 281,950 shares and 20,200 shares owned by minor children)

10)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN
        SHARES  /   /

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.7%

12)     TYPE OF REPORTING PERSON

              IN

                                                               Schedule 13G
                                                                Page 3 of 5

Item 1.

         (a)     Name of Issuer:
                 Amarillo Mesquite Grill, Inc.

         (b)     Address of Issuer's Principal Executive Offices:
                 302 N. Rock Road, Suite 200
                 Wichita, KS  67206

Item 2.

         (a)     Name of Person Filing:
                 Alan L. Bundy

         (b)     Address of Principal Business Office or, if none, Residence:
                 302 N. Rock Road, Suite 200
                 Wichita, KS  67206

         (c)     Citizenship:
                 United States of America

         (d)     Title of Class of Securities:
                 Common Stock, $0.01 Par Value

         (e)     CUSIP Number:
                 023014 10 3

Item 3. If this Statement Is Filed Pursuant to ''240.13d-1(b), or 240.13d-1(b) or (c), Check Whether the Person Filing Is a

         (a)     [  ]    Broker or Dealer registered under Section 15 of the
                         Act (15 U.S.C. 780).
         (b)     [  ]    Bank as defined in section 3(a)(6) of the Act
                         (15 U.S.C. 78c)
         (c)     [  ]    Insurance Company as defined in section 3(a)(19) of
                         the Act (15 U.S.C. 78c)
         (d)     [  ]    Investment Company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e)     [  ]    An Investment Adviser in accordance with
                         '240.13d-1(b)(1)(ii)(E).
         (f)     [  ]    An Employee Benefit Plan, or Endowment Fund in
                         accordance with '240.13d-1(b)(1)(ii)(F).
         (g)     [  ]    A Parent Holding Company or control person, in
                         accordance with '240.13d-1(b)(ii)(G).
         (h)     [  ]    A savings association as defined in Section 3(b)
                         of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                                                               Schedule 13G
                                                                Page 4 of 5


         (i)     [  ]    A church plan that is excluded from the definition
                         of an investment company under section 3(c)(14) of
                         the Investment Company Act of 1940 (15 U.S.C. 80a-3).
         (j)     [  ]    Group, in accordance with '240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

         (a)     Amount Beneficially Owned:
                 997,810 shares (includes vested options to purchase 281,950 shares and 20,200 shares owned by minor children)

         (b)     Percent of Class:
                 11.7%

         (c)     Number of shares to which such person has:

                 (i)   sole power to vote or to direct the vote: 1,017,810

                 (ii)  shared power to vote or to direct the vote: 0

                 (iii) sole power to dispose or to direct the disposition
                       of: 997,810

                 (iv) shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person: Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
         Not Applicable

Item 8.  Identification and Classification of Members of the Group:
         Not Applicable

                                                               Schedule 13G
                                                                Page 5 of 5




Item 9.  Notice of Dissolution of Group: Not Applicable

Item 10. Certification: Not Applicable


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     January 15, 2002
Date

   / /Alan L. Bundy
Signature

   Alan L. Bundy
Name